Exhibit 99.1

Fiscal Q1 2013
WNS (Holdings) Limited

WNS Announces First Quarter Fiscal 2013 Earnings, Departure of CFO

NEW YORK, NY and MUMBAI, INDIA, July 18, 2012 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the 2013 fiscal first quarter ended June 30, 2012 and the resignation of Alok Misra, the company’s Chief Financial Officer.

Highlights:

GAAP Financials

•      Revenue of $107.8 million, down 14.2% from $125.7 million in Q1 of last year (primarily due to change in accounting for repair payments) and down 4.9% from $113.3 million last quarter

•      Profit of $2.8 million, compared to $0.7 million in Q1 of last year and $4.4 million last quarter

•      Diluted earnings per ADS of $0.06, compared to $0.01 in Q1 of last year and $0.09 last quarter

Non-GAAP Financial Measures*

•      Revenue less repair payments of $102.6 million, up 4.9% from $97.8 million in Q1 of last year and up 2.8% from $99.8 million last quarter

•      Adjusted Net Income (ANI) of $11.1 million, compared to $10.0 million in Q1 of last year and $13.2 million last quarter

•      Adjusted diluted earnings per ADS of $0.22, compared to $0.22 in Q1 of last year and $0.27 last quarter

Operations Update

•      Finalized acquisition of Fusion South Africa

•      Announced first US delivery center in Columbia, South Carolina

•      Added 3 new clients in the quarter, expanded 10 existing relationships

•      Days sales outstanding (DSO) at 33 days

•      Global headcount of 25,939 as of June 30, 2012

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* of $102.6 million in the first quarter increased 4.9% year-over-year, and 2.8% as compared to the previous quarter. Sequential revenue growth was broad-based, with particular strength in the Insurance, Healthcare, and Utilities verticals. Year-over-year, revenue improvement was also broad-based and driven by growth in the Utilities, Travel, and Insurance verticals.

Adjusted gross margin* for the quarter was 33.9%, as compared to the 31.3% in Q1 of last year, and 35.5% reported last quarter. Sequentially, gross margins were pressured as a result of our annual wage increases. Depreciation in the Indian rupee helped partially offset this impact. On a year-over-year basis, gross margin favorability was driven by higher revenue and rupee depreciation, which was partially offset by wage increases and higher infrastructure costs. First quarter adjusted operating margin* was 13.2%, as compared to 14.0% in Q1 of last year and 17.5% reported in the fourth quarter. The sequential reduction was driven by annual wage increases and expenses associated with the Fusion South Africa acquisition. On a year-over-year basis, the reduction in operating margin is the result of wage increases, infrastructure expansion and acquisition costs. Currency favorability and operating leverage associated with higher revenue partially offset these costs.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q1 2013
WNS (Holdings) Limited

Adjusted net income (ANI)* in the first quarter was $11.1 million, down $2.1 million sequentially. The reduced adjusted operating margin* discussed above was partially offset by favorable income on cash balances and a lower effective tax rate. On a year-over-year basis, ANI* increased $1.1 million as lower operating margin was more than offset by increased income on cash balances and a reduced effective tax rate.

From a balance sheet perspective, WNS ended the fiscal first quarter with $52.2 million in cash and an additional $12.8 million in marketable securities. The Fusion South Africa acquisition reduced the quarter-ending cash by approximately $8 million. Gross debt at the end of the first quarter was $87.2 million, consistent with Q4 levels. Days sales outstanding for Q1 was 33 days, down from 35 days in the prior quarter.

“WNS continues to make progress towards our financial and operational objectives. Revenue less repair payments improved 7.0% on a constant currency basis* versus the same quarter of last year, despite some short-term client-specific headwinds in auto claims and travel. WNS was also able to significantly enhance our global delivery capability during the quarter, as we completed the acquisition of Fusion Outsourcing in South Africa and announced the opening of our first U.S. delivery center in South Carolina,” said Keshav Murugesh, WNS Group Chief Executive Officer.

“We remain cautiously optimistic about the market environment for BPO services, which currently remains stable and healthy. WNS will continue to invest in expanding our geographic footprint, technology-enabling our solutions and driving non-linear revenue growth. Additionally, the entire organization remains focused on enabling our sales force to improve productivity and accelerate profitable revenue growth.”

Fiscal 2013 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2013 as follows:

•	Revenue less repair payments* is expected to be between $420 million and $440 million. This assumes an average GBP to USD exchange rate of 1.55 for the remainder of fiscal 2013.

•	ANI* is expected to range between $50 million and $54 million. This assumes an average USD to INR exchange rate of 56.0 for the remainder of fiscal 2013.

“The updated fiscal 2013 guidance is based on current visibility levels and exchange rates. Guidance for the year reflects top line growth of 6% to 11%, with 95% visibility to the midpoint of the range. Revenue guidance includes the impact of the recently completed Fusion acquisition, which is expected to contribute between $9 million and $10 million to fiscal 2013 revenue. On a constant currency basis, our updated guidance implies higher 2013 organic revenues of $5 million to $6 million compared to our previous guidance,” said Alok Misra, WNS Group Chief Financial Officer.

Company CFO Resigns

WNS also reported today that Alok Misra, the company’s Chief Financial Officer, has announced his resignation in order to return with his family to Bangalore, India. Mr. Misra will continue to be an officer and employee of the company through August 16, 2012, and afterwards will continue with the company in a consulting role to ensure a smooth transition. Kumar Subramaniam, WNS’s Corporate Senior Vice President, Finance, will assume the role of interim CFO from August 17, 2012. The company has initiated a search for a new CFO.

“Alok has been a valued member of the WNS team for over four years. We wish him well as he moves on, and thank him for his many contributions,” said Murugesh.

Fiscal Q1 2013
WNS (Holdings) Limited

“WNS is an excellent company with a strong future,” said Misra. “It has been a privilege to be a part of a talented team that has positioned the company for long-term success in the industry. I am committed to helping ensure an orderly transition in the coming months.”

Conference Call

WNS will host a conference call on July 18, 2012 at 8:00 am (Eastern) to discuss the company’s quarterly and full year results. To participate in the call, please use the following details: +1-866-314-4483; international dial-in +1-617-213-8049; participant passcode 56582973. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 20237067, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2012, WNS had 25,939 professionals across 28 delivery centers worldwide including Costa Rica, India, Philippines, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2013 guidance and future profitability, Fusion’s expected results of operations and their expected impact on our results of operations, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to Fusion’s volume of business; our ability to successfully integrate Fusion’s business operations with ours; our ability to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Fusion; worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPO industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Fiscal Q1 2013
WNS (Holdings) Limited

CONTACT:

Investors:	Media:
David Mackey SVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures are contained in “Part I –Item 5. Operating and Financial Review and Prospects” accompanying our fiscal 2012 financial statements submitted to the SEC under our annual report on Form 20-F filed with the SEC on April 26, 2012.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers (1) for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients and (2) for “non-fault” repair cases with respect to one client to whom WNS provides services similar to its “fault” repair cases. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on April 26, 2012.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated, for the indicated periods, by restating the prior period’s revenue less repair payments denominated in pound sterling or Euro, as applicable, using the foreign exchange rate used for the latest period.

WNS also presents (1) adjusted gross margin, which refers to adjusted gross profit (calculated as gross profit excluding share-based compensation expense) as a percentage of revenue less repair payments, (2) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (3) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q1 2013
WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Revenue	$107.8	$125.7	$113.3
Cost of revenue	73.4	95.4	78.2

Gross profit	34.4	30.3	35.1
Operating expenses:
Selling and marketing expenses	7.4	6.6	6.3
General and administrative expenses	12.6	12.7	13.0
Foreign exchange loss/(gains), net	2.4	(1.3)	0.2
Amortization of intangible assets	6.6	7.8	7.1

Operating profit	5.2	4.4	8.7
Other (income)/expenses, net	(1.0)	(0.2)	0.2
Finance expense	1.0	1.2	0.9

Profit before income taxes	5.2	3.4	7.5
Provision for income taxes	2.4	2.7	3.1

Profit	$2.8	$0.7	$4.4

Earnings per share of ordinary share
Basic	$0.06	$0.01	$0.09

Diluted	$0.06	$0.01	$0.09

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2012 compared to
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$107.8	$125.7	$113.3	(14.2)%	(4.9)%
Less: Payments to repair centers	5.2	27.8	13.5	(81.3)%	(61.5)%
Revenue less repair payments (Non-GAAP)	$102.6	$97.8	$99.8	4.9%	2.8%

Fiscal Q1 2013
WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)
Cost of revenue (GAAP)	$73.4	$95.4	$78.2
Less: Payments to repair centers	5.2	27.8	13.5
Less: Share-based compensation expense	0.4	0.3	0.3
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$67.8	$67.3	$64.4

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)
Gross profit (GAAP)	$34.4	$30.3	$35.1
Add: Share-based compensation expense	0.4	0.3	0.3
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$34.8	$30.6	$35.4

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Gross profit as a percentage of revenue (GAAP)	31.9%	24.1%	31.0%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	33.9%	31.3%	35.5%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.4	$6.6	$6.3
Less: Share-based compensation expense	0.1	0.1	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.3	$6.5	$6.2

Fiscal Q1 2013
WNS (Holdings) Limited

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Selling and marketing expenses as a percentage of revenue (GAAP)	6.9%	5.3%	5.5%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	7.1%	6.7%	6.2%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)
General and administrative expenses (GAAP)	$12.6	$12.7	$13.0
Less: Share-based compensation expense	1.1	1.0	1.3
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$11.5	$11.7	$11.7

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
General and administrative expenses as a percentage of revenue (GAAP)	11.7%	10.1%	11.4%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	11.2%	12.0%	11.7%

Fiscal Q1 2013
WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)
Operating profit (GAAP)	$5.2	$4.4	$8.7
Add: Amortization of intangible assets	6.6	7.8	7.1
Add: Share-based compensation expense	1.7	1.5	1.7
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$13.5	$13.7	$17.4

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Operating profit as a percentage of revenue (GAAP)	4.9%	3.5%	7.6%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	13.2%	14.0%	17.5%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
	(Amounts in millions)
Profit (GAAP)	$2.8	$0.7	$4.4
Add: Amortization of intangible assets	6.6	7.8	7.1
Add: Share-based compensation expense	1.7	1.5	1.7

Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	11.1	10.0	13.2
Add: Adjustment for impact of hedge accounting	(0.3)	0.4	0.0

Adjusted net income (excluding the impact of hedge accounting)	$10.9	$10.4	$13.2

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Profit as a percentage of revenue (GAAP)	2.6%	0.5%	3.9%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	10.8%	10.2%	13.2%

Fiscal Q1 2013
WNS (Holdings) Limited

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Basic earnings per ADS (GAAP)	$0.06	$0.01	$0.09
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.16	0.21	0.19

Adjusted basic earnings per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.22	$0.22	$0.28

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2012	Jun 30, 2011	Mar 31, 2012
Diluted earnings per ADS (GAAP)	$0.06	$0.01	$0.09
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.16	0.21	0.18

Adjusted diluted earnings per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	0.22	0.22	0.27
Add: Adjustment for impact of hedge accounting	(0.01)	0.01	0.00

Adjusted diluted earnings per ADS (excluding the impact of hedge accounting)	$0.21	$0.23	$0.27

Fiscal Q1 2013
WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at June 30, 2012	As at March 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$52.2	$46.7
Marketable securities	12.8	26.4
Trade receivables, net	58.3	66.4
Unbilled revenue	33.8	35.9
Funds held for clients	24.6	20.7
Current tax assets	3.4	3.9
Derivative assets	3.1	3.7
Prepayments and other current assets	24.9	21.9

Total current assets	213.0	225.6

Non-current assets:
Investments	0.0	0.0
Goodwill	81.7	86.7
Intangible assets	102.4	115.1
Purchase price pending allocation	8.1
Property and equipment	45.7	45.4
Derivative assets	1.5	1.5
Deferred tax assets	44.8	43.7
Other non-current assets	6.5	6.9

Total non-current assets	290.7	299.4

TOTAL ASSETS	$503.7	$525.0

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$33.2	$47.3
Provisions and accrued expenses	34.1	31.9
Derivative liabilities	16.3	9.8
Pension and other employee obligations	23.6	29.0
Short term line of credit	21.0	24.0
Current portion of long term debt	26.1	26.0
Deferred revenue	5.8	6.2
Current taxes payable	8.7	8.2
Other liabilities	15.5	5.2

Total current liabilities	184.3	187.6

Non-current liabilities:
Derivative liabilities	2.1	1.2
Pension and other employee obligations	4.5	4.6
Long term debt	40.1	36.7
Deferred revenue	3.8	4.1
Other non-current liabilities	2.6	2.7
Deferred tax liabilities	3.9	4.1

Total non-current liabilities	57.1	53.3

TOTAL LIABILITIES	241.3	240.9

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,138,634 and 50,078,881 shares each as at June 30, 2012 and March 31, 2012, respectively)	7.9	7.8
Share premium	265.2	263.5
Retained earnings	62.0	59.1
Other components of equity	(72.6)	(46.4)

Total shareholders’ equity	262.4	284.1

TOTAL LIABILITIES AND EQUITY	$503.7	$525.0